Corcept Therapeutics Incorporated

149 Commonwealth Drive

Menlo Park, California 94025

September 7, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Sebastian Gomez Abero, Staff Attorney

Re:	Corcept Therapeutics Incorporated
Registration Statement on Form S-3
File No. 333-168928

Dear Mr. Riedler and Mr. Gomez Abero:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 filed on August 19, 2010, as amended by Amendment No. 1 to the Registration Statement filed on September 2, 2010 (No. 333-168928) (the “Registration Statement”) of Corcept Therapeutics Incorporated (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on September 9, 2010, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Alan Mendelson at (650) 463-4693.

The Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”) of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please do not hesitate to call Alan Mendelson at (650) 463-4693 if you have any questions regarding this request.

Very truly yours,

Corcept Therapeutics Incorporated

By:	/s/ Caroline M. Loewy
Name:	Caroline M. Loewy
Title:	Chief Financial Officer